FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Bairro Novo Launches First Project
-- 83% of Bairro Novo Cotia’s 1st Phase Sold in First 10 Days --

São Paulo, December 21, 2007 - Gafisa S.A. (BOVESPA: GFSA3 - NYSE: GFA) today announced the successful launch of Bairro Novo Cotia, the first residential project developed by Gafisa and Odebrecht. The joint venture is targeted at the low affordable entry-level (“AEL”) housing market in Brazil.

Bairro Novo Cotia is being developed on a roughly 110-acre land parcel in the city of Cotia, located 45 minutes from the center of Sao Paulo. The project will comprise 2,386 units and a potential sales value (PSV) of around R$170 million, and will be developed in five phases. The first phase of the development, which has 464 units, was launched on December 8 and produced R$32 million of pre-sales. The units in the first phase should be delivered by approximately December of 2008.

Bairro Novo is focused on developing large scale standardized fully integrated communities close to metropolitan areas. Bairro Novo has its own distinct professional management team in place to develop, build and manage these communities. Currently, Bairro Novo has a land bank with a potential sales value of R$1,030 million (Gafisa’s 50% stake represents R$515 million of potential sales).

New and significant elements of Bairro Novo Cotia’s business model are the financing options that Bairro Novo has developed in partnership with ABN AMRO. The target customer for the Bairro Novo housing product has historically been underserved in terms of mortgage and financing options for homebuyers, consequently Bairro Novo is working with private and public institutions to meet this need, thereby enabling a greater number of people to buy a home.

Highlights -- Bairro Novo Cotia

•	Pre-sales of 437 units, 272 apartments and 165 houses, totaling R$32 million

•	387 units booked as official sales: 236 apartments and 151 houses, R$ 29 million in PSV

•	50 units in the process of putting together the necessary paperwork

•	The project is being developed in five phases with 83% of the first phase sold in ten days

•	Products were developed for potential homeowners earning roughly 3.5 times the minimum wage on a monthly basis.

•	Special mortgage terms were developed by ABN AMRO for Bairro Novo Cotia, including:

•	90% loan-to-value ratio

•	Borrowing rate for potential homeowners of TR + 6.0% to 8.16%

•	25 year term

•	Approximately 3,900 potential clients have registered with Bairro Novo

•	Three different products are available: a two-bedroom house, three-bedroom house and a two-bedroom apartment.

•	Average price per units sold of around R$70 thousand.

•	Nearly 40 acres of green area are available in the project.

The Company

In March of 2007 Gafisa and Odebrecht formed a joint venture, Bairro Novo, to develop planned neighborhoods focused on the low affordable entry-level segment, an underserved market in Brazil with a large unmet demand. Through the combination of accelerated construction cycle and innovative financing, Bairro Novo can access a rapidly growing market. Bairro Novo expects to be the most complete, modern model of mass housing development in Brazil.

The projects will be standardized, ranging from 1,000 to 10,000 units per development, and may be either vertical or horizontal. In order to achieve economies of scale, Bairro Novo has designed three standard units that can be adapted to any project: two- and three-bedroom houses and two-bedroom apartments ranging in size from 43 to 68 square meters.

Infrastructure will be an important component to Bairro Novo, as these developments will generally be far from existing public infrastructure. Families targeted for this product will typically have a monthly income between 3 and 10 times the minimum wage, and will require innovative financing products from both public and private sources.

In addition, Bairro Novo plans to provide maintenance services for the developments to ensure that projects are socially and ecologically sustainable. The neighborhoods are divided into smaller sections of approximately 500 units, which will be part of an association responsible for preserving the common areas and standards of each development. Bairro Novo will remain on the board of these associations for a few years following the delivery of the units.

Since no company in Brazil has ever attempted to develop communities on such a large scale that Bairro Novo will encounter there are a number of first mover advantages and challenges. As a result, Bairro Novo Cotia will serve as an important test pilot for this new model of housing development and should provide Bairro Novo with important insights into issues such as land purchasing, approval processes, construction methods, marketing strategies, and financing options. The experience with this first successful launch in the city of Cotia will shape the approach of future projects as Bairro Novo pursues this exciting market opportunity.

For additional information please access: http://www.bairronovo.net

Marketing Strategy

Bairro Novo’s marketing strategy has been created with careful consideration of the characteristics of the region under development and fully tailored to local customer characteristics.

Prior to the launch of Bairro Novo Cotia, approximately 2,100 potential costumers were registered through various marketing methods. From the first day of sales to the date of this release, Bairro Novo Cotia has had approximately 3,900 visitors.

Financing

In the affordable entry-level segment of the housing market, it is critical to have financing options that address consumers’ needs. Bairro Novo is working with both Caixa Economica Federal and commercial banks to develop mortgage solutions.

For the Cotia project, Bairro Novo partnered with ABN AMRO. Potential homebuyers were offered interest rates between TR1 + 6.00% and TR + 8.16%, with the opportunity to reduce it by 0.50% for anyone who has contributed to this FGTS2 for more than three years. Homebuyers will make a down payment of 10% of the unit’s value before delivery of the keys and then finance the remaining 90% with a mortgage. Monthly installments in the Cotia development will be between R$385 and R$717 after the delivery of the unit.

Bairro Novo will receive the 90% of the value upon delivery of the units. This will be highly advantageous to the projects’ cash flows as the capital requirements for the 2nd - 5th phase will be decreased by the collection of revenues from previous phases.

To see a chart of the cash flows, please visit: http://www.mzcenter.com.br/Arquivos/94541.pdf.

About Gafisa

Gafisa is one of Brazil’s leading homebuilding companies, focusing on residential markets. Over the last 50 years, the company has been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed nearly ten million square meters, believed to be more than any other residential development company in Brazil. Gafisa is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism. More information about Gafisa can be found at www.gafisa.com.br

1 TR (Taxa Referencial) - Brazilian Referencial Rate
2 FGTS (Fundo de Garantia por Tempo de Servico) - Fund composed by resources that come from 8% of the payroll sheets of the companies. These resources may be used for residential financing

For additional information:
Investor Relations
Bruno Teixeira
Phone: +55 11 3025-9297
Fax: +55 11 3025-9217
ir@gafisa.com.br

Media Relations (US - Europe)
Megan Hakes
Reputation Partners
Phone: +1 312 222 9299
Fax: +1 312 222 9299
megan@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Maquina da Noticia
Phone: +55 11 3147-7900
Fax: +55 11 3147-7900
Joana.santos@maquina.inf.br